SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Mentor Graphics Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

587200106

(CUSIP Number)

Marc Weitzen Icahn Capital LP 767 Fifth Avenue, 47th Floor New York, New York 10153 (212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on May 27, 2010, and amended by each of Amendment Nos. 1 through 11 (as amended, the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, without par value (the “Shares”), issued by Mentor Graphics Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction.

Item 4 of the Initial 13D is hereby further amended to add the following:

On February 22, 2011, Carl C. Icahn transmitted a letter to the board of directors of the Issuer, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MENTOR GRAPHICS CORPORATION FOR USE AT ITS 2011 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF MENTOR GRAPHICS CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. Letter dated February 22, 2011, from Carl C. Icahn to the board of directors of the Issuer.

1. SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2011

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Mentor Graphics Corporation]